Exhibit to Accompany
Item 77J (b)
Form N-SAR
The Grand Prix Fund
(the "Fund")


According to the provisions of Statement of Position 93 - 2 (SOP 93
- 2) "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at October 31, 1998 reclassifications in The Grand Prix Fund were recorded to decrease undistributed net investment loss by $10,705, decrease undistributed net realized gain on investments by $1,649, and decrease capital stock by $9,056.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital account on a tax basis.